Page 1 of 13 Pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


               United States Satellite Broadcasting Company, Inc.
                                (Name of Issuer)


                     Class A Common Stock $.0001 Par Value
                         (Title of Class of Securities)


                                    912534104
                                 (CUSIP Number)

                                 William M Lane
                         6610 Rockledge Drive, Suite 450
                             Bethesda, MD 20817-1869
                                 (301) 493-4600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 2 of 13 Pages



                                  SCHEDULE 13D

CUSIP No.  912534104

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert E. Torray
------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [  ]
                                                                                           (b) [  ]
------------------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                                                   PF
------------------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]
------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
-------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                        2,000,000
     SHARES                ________________________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                        6,510,000 (See Item 5)
       EACH                ________________________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                          2,000,000
       WITH                ________________________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                    6,510,000 (See Item 5)
-------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,000,000
-------------------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                [x]
                                    (See Item 5)
-------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.4%
-------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                                    IN
------------------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS

                               Page 3 of 13 Pages



                                  SCHEDULE 13D

CUSIP No.  912534104

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert E. Torray & Co., Inc.  -  I.R.S. ID No: 52-0956142
------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [  ]
                                                                                           (b) [  ]
------------------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                                                   OO
------------------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

-------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland
-------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                         3,000,000
     SHARES                ________________________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                         -0-
       EACH                ________________________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                          3,000,000
       WITH                ________________________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                     -0-
-----------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    3,000,000
------------------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [  ]

------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    12.7%
------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                                    IA
----------------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS

                               Page 4 of 13 Pages



                                  SCHEDULE 13D

CUSIP No.  912534104

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Torray Corporation  -  I.R.S. ID No:   52-1669198
-------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [  ]
                                                                                           (b) [  ]
-------------------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                                                          OO
-------------------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

-------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

____Maryland_______________________________________________________________________________

                           7        SOLE VOTING POWER
   NUMBER OF                        3,370,000
     SHARES                ________________________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                         -0-
       EACH                ________________________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                          3,370,000
       WITH                ________________________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                     -0-
------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    3,370,000
------------------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [  ]

------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    14.2%
------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                                    IA
------------------------------------------------------------------------------------------

                                *SEE INSTRUCTIONS

                               Page 5 of 13 Pages



Item 1.  Security and Issuer.

         Class A Common Stock

         United States Satellite Broadcasting Company, Inc.
         3415 University Avenue
         St. Paul, Minnesota  55114

Item 2.  Identity and Background.

This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Robert E. Torray, (ii) Robert E. Torray & Co., Inc., and (iii) The Torray Corporation (sometimes collectively referred to as the "Reporting Persons"). Robert E. Torray owns approximately 64% of the outstanding voting securities of The Torray Corporation and approximately 80% of the outstanding voting securities of Robert E. Torray & Co., Inc.

          The information required by this Item for each of the Reporting Persons (Items 2(a) - 2(c) and 2(f)) is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner and each controlling person, if any, of certain Reporting Persons is set forth in Appendix 2 hereto.

         (d) During the last five years, none of the Reporting Persons, nor any officer or director of any Reporting Person, have been convicted in a criminal proceeding.

         (e) During the last five years, none of the Reporting Persons, nor any officer or director of any Reporting Person, have been a party to a civil proceeding the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds used by the Reporting Person to purchase the Shares have come from: (i) Robert E. Torray - Personal Funds ($5,892,600); (ii) Robert E. Torray & Co., Inc. - Other (available investable cash in managed client accounts) ($25,620,000); and (iii) The Torray Corporation - Other (available investable cash in client accounts) ($18,531,800).

Item 4.  Purpose of Transaction.

Securities of the Issuer beneficially owned by the Reporting Persons as set forth herein were purchased for investment purposes. Depending upon their evaluation of the Issuer's business and prospects, and upon future developments (including, but not limited to, performance of the Issuer's shares in the Market, availability of funds, alternative uses of funds, stock market and general economic conditions), any of the Reporting Persons, or other entities that may be affiliated with any of the Reporting Persons, may from time to time purchase the Issuer's shares, and may from time to time dispose of all or a portion of the Issuer's shares held by such persons, or cease buying or selling such shares. Any additional purchases or sales of the Issuer's shares may be in open market or privately-negotiated transactions or otherwise. If invited to serve as a director of the Issuer, Mr. Torray would consider such a position.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Appendix 2 to this
Schedule 13D, has formulated any plans or proposals which relate to or would result in any matter required to disclosed in response to parts (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) As of April 30, 1998, the Reporting Persons beneficially owned in the aggregate 8,510,000 shares of the Issuer's Class A Common Stock, constituting approximately 36% of the outstanding shares of the Issuer's Class A Common Stock (based on information supplied by the Issuer on April 30, 1998, which indicated there were 23,587,800 shares outstanding). Of the aggregated shares being reported, (i) Robert E. Torray individually owns or has beneficial ownership of 2,140,000 shares; (ii) Robert E. Torray & Co., Inc. owns 3,000,000 shares in respect of

                               Page 6 of 13 Pages



                  its clients; and (iii) The Torray Corporation owns 3,370,000 shares in respect of its clients. By virtue of the relationships described above in Item 2, Robert E. Torray may be deemed to have indirect beneficial ownership of the Issuer's shares directly owned by Robert E. Torray & Co., Inc. and The Torray Corporation. Robert E. Torray disclaims all such beneficial ownership.

         (b) Of the aggregate shares being reported, (i) Robert Torray has sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the 2,000,000 shares of Common Stock beneficially owned by him and described herein, and may be deemed to have shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, the 140,000 shares of Common Stock owned by his wife; (ii) Robert E. Torray & Co., Inc. has sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the 3,000,000 shares of Common Stock beneficially owned by it and described herein; and (iii) The Torray Corporation has sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the 3,370,000 shares of Common Stock beneficially owned by it and described herein.

                  The Issuer currently has two classes of shares: (i) Class A Common Stock for which there were 23,587,800 shares outstanding as of April 30, 1998, and which are publicly traded; and (ii) Common Stock for which there were 66,222,975 shares outstanding as of April 30, 1998, and which are privately held and not publicly traded on any exchange or otherwise. The Reporting Persons beneficially own approximately 36% of the Issuer's Class A Common Stock. The Class A Common Stock shareholders have exclusive voting rights for 20% of the Issuer's 12 Board of Director seats. The Common Stock shareholders, however, are entitled to ten votes per share of the remaining Board of Directors seats and for various issues relating to the Issuer. As of April 30, 1998, the officers and directors of the Issuer owned 85.2% of the outstanding Common Stock and had approximately 83.5% of the total voting power.1/ Therefore, because the percentage of Class A Common Stock outstanding is only equivalent to approximately 26% of the total shares outstanding of both classes of the Issuer's shares, and the power to vote which can be exercised by Class A Common Stock shareholders is only 10% of the power to vote which can be exercised by Common Stock shareholders (in relation to 80% of the 12 Board seats), the ability of the Reporting Persons to exercise their voting power is substantially less than would otherwise be indicated by their 36% ownership of Class A Common Stock shares.

         (c) The Reporting Persons acquired the following shares of Class A Common Stock on April 30, 1998 at the price per share of $8.54: (i) Robert E. Torray - 690,000 shares; (ii) Robert E. Torray & Co., Inc. - 3,000,000 shares; and (iii) The Torray Corporation - 2,170,000 shares. All shares were purchased in a single negotiated transaction at the stated price per share of $8.54.

                  The table below sets forth purchases of shares by Robert E. Torray (in addition to the April 30, 1998 purchase) during the last 60 days. All of such purchases were effected by Robert E. Torray through the Nasdaq National Market.

--------
                  1/ The total voting power of the officers and directors of the Issuer is based on a mathematical calculation using percentages stated in the Issuer's most recent Schedule 10-K on March 17, 1998, and may not be accurate in light of the April 30, 1998 percentages.

                               Page 7 of 13 Pages





                                                                       Approximate Price Per Share
                                                                              (in dollars)
              Date                        Amount of Shares             (exclusive of commissions)
             3/2/98                            90,000                             9.246
             3/3/98                            150,000                           10.275
             3/4/98                            75,000                             9.987
             3/5/98                            20,000                             9.679
             3/6/98                            10,000                             9.937
             3/9/98                            30,000                             9.937
             3/10/98                           15,000                            10.000
             3/20/98                           25,000                             9.500
             3/23/98                           55,000                             9.096
             3/24/98                           20,000                             9.125
             3/25/98                           35,000                             9.491
             3/26/98                           15,000                             9.270
             3/27/98                           25,000                             9.250
             3/30/98                           25,000                             9.068
             3/31/98                           15,000                             9.250
             4/1/98                            10,000                             9.250
             4/2/98                            10,000                             9.468
             4/3/98                            20,000                             9.687
             4/8/98                            30,000                             9.062
             4/14/98                           25,000                             9.375


         (d)      Not applicable.

         (e) The various clients of Robert E. Torray & Co., Inc. and The Torray Corporation have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of the shares of stock held in their accounts. No such individual right or power relates to more than five percent of the class.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

                               Page 8 of 13 Pages



         Exhibit 1:        Joint Filing Agreement.

         Appendix 1:       Name, Address, Place of Origination, and Principal
                           Business of Each Reporting Person Required by Item 2.

         Appendix 2:       Each Officer and Director of Each Reporting Person
                           Required by Item 2.

                               Page 9 of 13 Pages




                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ROBERT E. TORRAY



Date:  5/11/98                By:      /s/  Robert E. Torray
                                       Robert E. Torray


                                       ROBERT E. TORRAY & CO., INC.



Date:  5/11/98                By:      /s/ William M Lane
                                       William M Lane, Vice President



                                       THE TORRAY CORPORATION



Date:  5/11/98                By:      /s/ William M Lane
                                       William M Lane, Vice President

                               Page 10 of 13 Pages



                                   Appendix 1

Item 2

         (a)      Name:  Robert E. Torray

         (b)      Residence or business address:

                  6610 Rockledge Drive, Suite 450
                  Bethesda, MD  20817-1869

         (c)      Present principal occupation:

                  Investment Adviser

         (d)-(e)  (See Item 2 at Page 5)

         (f)      Citizenship:      United States of America

------------------------------------------------------------------------------


         (a)      Name:    Robert E. Torray & Co., Inc.

         (b)      Residence or business address:

                  6610 Rockledge Drive, Suite 450
                  Bethesda, MD  20817-1869

         (c)      Present principal occupation:

                  A Registered investment adviser

         (d)-(e)  (See Item 2 at Page 5)

         (f)      Place of origination:     Maryland

------------------------------------------------------------------------------


         (a)      Name:  The Torray Corporation

         (b)      Residence or business address:

                  6610 Rockledge Drive, Suite 450
                  Bethesda, MD  20817-1869

         (c)      Present principal occupation:

                  A Registered investment adviser

         (d)-(e)  (See Item 2 at Page 5)

         (f)      Place of origination:     Maryland

                               Page 11 of 13 Pages



                                   Appendix 2

        EXECUTIVE OFFICERS AND DIRECTORS OF ROBERT E. TORRAY & CO., INC.

Name:                      Robert E. Torray
Citizenship:               United States
Business Address:          6610 Rockledge Drive, Suite 450
                           Bethesda, MD  20817-1869
Title:                     Chairman of the Board

Name:                      Douglas C. Eby
Citizenship:               United States
Business Address:          6610 Rockledge Drive, Suite 450
                           Bethesda, MD  20817-1869
Title:                     President

Name:                      William M Lane
Citizenship:               United States
Business Address:          6610 Rockledge Drive, Suite 450
                           Bethesda, MD  20817-1869
Title:                     Vice President

Page 13 of 13 Pages


           EXECUTIVE OFFICERS AND DIRECTORS OF THE TORRAY CORPORATION

Name:                      Robert E. Torray
Citizenship:               United States
Business Address:          6610 Rockledge Drive, Suite 450
                           Bethesda, MD  20817-1869
Title:                     President and Chairman of the Board

Name:                      Douglas C. Eby
Citizenship:               United States
Business Address:          6610 Rockledge Drive, Suite 450
                           Bethesda, MD  20817-1869
Title:                     Assistant Treasurer

Name:                      William M Lane
Citizenship:               United States
Business Address:          6610 Rockledge Drive, Suite 450
                           Bethesda, MD  20817-1869
Title:                     Vice President and Secretary